UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number 001-37915

FORTIS INC.

(Translation of registrant’s name into English)

Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada, A1E 0E4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                 Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K furnished by Fortis Inc. (the “Registrant”) to the Commission on July 28, 2017 (the “Original Form 6-K”) is being furnished by the Registrant solely to amend and restate the incorporation by reference paragraph in the Original Form 6-K, such that Exhibits 99.2 and 99.3 to the Original Form 6-K are also incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-218032).  The incorporation by reference paragraph in the Original Form 6-K is hereby amended and restated as follows:

INCORPORATION BY REFERENCE

The Registrant’s unaudited condensed consolidated interim financial statements as at and for the three and six months ended June 30, 2017, together with the notes thereto, furnished as Exhibit 99.2 to this Report on Form 6-K, and the Registrant’s management discussion and analysis of financial condition and results of operations for the same period furnished as Exhibit 99.3 to this Report on Form 6-K, are incorporated by reference into the following registration statements of the Registrant, as amended or supplemented: Registration Statement on Form F-10 (File No. 333-214787), Registration Statement on Form S-8 (File No. 333-215777) and Registration Statement on Form F-3 (File No. 333-218032).

EXHIBITS

Exhibit	Description

99.1*	Fortis Inc. Press Release, dated July 28, 2017.

99.2*	Unaudited Condensed Consolidated Interim Financial Statements of Fortis Inc. as at and for the three and six months ended June 30, 2017 and 2016, together with the notes thereto.

99.3*	Management Discussion and Analysis of financial condition and results of operations of Fortis Inc. as at and for the three and six months ended June 30, 2017 and 2016.

*Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTIS INC.

Date: July 28, 2017	/s/ David C. Bennett
By: David C. Bennett
Title: Executive Vice President, Chief Legal Officer and Corporate Secretary